Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Spirit of Texas Bancshares, Inc.

Commission File Number: 001-38484

December 2, 2021

Simmons First National Corporation Issues Supplemental Information

Regarding Acquisition of Spirit of Texas Bancshares, Inc.

PINE BLUFF, Ark – On November 19, 2021, Simmons First National Corporation (NASDAQ: SFNC) (“Simmons” or “Company”) and Spirit of Texas Bancshares, Inc. (NASDAQ: STXB) (“Spirit”) announced the execution of a definitive merger agreement (the “Merger Agreement”) pursuant to which Simmons will acquire Spirit, and its wholly-owned subsidiary, Spirit of Texas Bank SSB (the “Proposed Transaction”), in a transaction consisting of a mixture of cash and Simmons’ common stock with an aggregate value of approximately $581 million, based on the Simmons’ closing stock price of $31.73 on November 17, 2021.

As previously disclosed, under the terms of the Merger Agreement, Simmons estimates it will issue approximately 18,325,000 shares of its common stock, subject to certain conditions and potential adjustments, including substituting cash for Simmons’ common stock to the extent necessary to cash out Spirit’s stock options and warrants that are outstanding immediately prior to the effective time of the Proposed Transaction. To provide more detail regarding the per share consideration under the terms of the Merger Agreement, Simmons estimates that Spirit shareholders will receive approximately 1.02 shares of Simmons’ common stock for each share of Spirit’s common stock they hold (subject to certain conditions and potential adjustments), with the precise number of shares to be determined at closing of the Proposed Transaction. The exchange ratio is based on the assumption that (i) 17,261,959 shares of Spirit’s common stock are issued and outstanding (excluding treasury shares), (ii) 323,129 shares of Spirit’s common stock are reserved for issuance upon the vesting of Spirit’s restricted stock units, (iii) 780,230 shares of Spirit’s common stock are subject to outstanding stock options of Spirit with a weighted average exercise price of $14.65, and (iv) 15,312 shares of Spirit’s common stock are subject to outstanding warrants of Spirit with a weighted average exercise price of $12.84, in each case, immediately prior to the effective time of the Proposed Transaction. In addition, the exchange ratio assumes that the average closing price of Simmons’ common stock (as described in the Merger Agreement) is equal to $31.73, which was the closing sales price of Simmons’ common stock on November 17, 2021. Changes in any of these assumptions will result in changes in the exchange ratio.

Simmons First National Corporation

Simmons First National Corporation (NASDAQ: SFNC) is a Mid-South based financial holding company whose principal subsidiary, Simmons Bank, operates more than 200 financial centers in Arkansas, Missouri, Tennessee, Texas, Oklahoma and Kansas. Founded in 1903, Simmons Bank offers comprehensive financial solutions delivered with a client-centric approach. Simmons Bank was named to Forbes’ list of “World’s Best Banks” for the second consecutive year and ranked among the top 30 banks in Forbes’ list of “America’s Best Banks” for 2021. Additional information about Simmons and Simmons Bank can be found on our website at simmonsbank.com, by following @Simmons_Bank on Twitter or by visiting our newsroom.

Investor and Media Contact

Ed Bilek

EVP, Director of Investor Relations

Simmons First National Corporation

ed.bilek@simmonsbank.com

205.612.3378 (mobile)

Forward-Looking Statements

Certain statements contained in this press release may not be based on historical facts and should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “estimate,” “expect,” “foresee,” “intend,” “indicate,” “target,” “plan,” positions,” “prospects,” “project,” “predict,” or “potential,” by future conditional verbs such as “could,” “may,” “might,” “should,” “will,” or “would,” or by variations of such words or by similar expressions. These forward-looking statements include, without limitation, statements relating to the impact the Company and Spirit expect the Proposed Transaction to have on the combined entities’ operations, financial condition and financial results, the number of shares of Simmons’ common stock that Spirit shareholders will receive for each share of Spirit’s common stock they hold, and the Company’s and Spirit’s expectations about their ability to obtain regulatory approvals and Spirit’s shareholder approval, their ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company and Spirit expect to realize as a result of the Proposed Transaction. The forward-looking statements may also include, without limitation, those relating to the Company’s and Spirit’s predictions or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for future growth, revenue, expenses, assets, capital levels, liquidity levels, asset quality, profitability, earnings, accretion, customer service, investment in digital channels, or other future financial or business performance, strategies or expectations, the impacts of the COVID-19 pandemic and the ability of the Company and Spirit to manage the impacts of the COVID-19 pandemic, capital resources, market risk, plans for investments in securities, effect of future litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation: changes in the Company’s and Spirit’s operating, acquisition, or expansion strategy; the effects of future economic conditions (including unemployment levels and slowdowns in economic growth), governmental monetary and fiscal policies, as well as legislative and regulatory changes, including in response to the COVID-19 pandemic; changes in interest rates; possible adverse rulings, judgements, settlements, and other outcomes of pending or future litigation; the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction; delay in closing the Proposed Transaction; difficulties and delays in integrating the Spirit business or fully realizing cost savings and other benefits of the Proposed Transaction; changes in the Company’s share price before closing; changes in Spirit’s capital structure before closing (including changes in the number of Spirit’s outstanding stock options, warrants, restricted stock units, and shares of common stock); the outcome of any legal proceedings that may be instituted against the Company or Spirit as a result of the Proposed Transaction or otherwise; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the Agreement; business disruption following the Proposed Transaction; the reaction to the Proposed Transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on the Company, Spirit and the Proposed Transaction; and other relevant risk factors, which may be detailed from time to time in the Company’s and Spirit’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). Many of these factors are beyond the Company’s and Spirit’s ability to predict or control, and actual results could differ materially from those in the forward-looking statements due to these factors and others. In addition, as a result of these and other factors, the Company’s and Spirit’s past financial performance should not be relied upon as an indication of future performance.

The Company and Spirit believe the assumptions and expectations that underlie or are reflected in any forward-looking statements, expressed or implied, in this press release are reasonable, based on information available to the Company and Spirit on the date of this press release. However, given the described uncertainties and risks, the Company and Spirit cannot guarantee its future performance or results of operations or whether the Company’s and Spirit’s future performance will differ materially from the performance reflected in or implied by its forward-looking statements, and you should not place undue reliance on these forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this press release, and neither the Company nor Spirit undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Company common stock that will be issued to Spirit shareholders in the Proposed Transaction. The Registration Statement will include a proxy statement of Spirit and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company and/or Spirit may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Spirit. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND/OR SPIRIT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and Spirit, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company or Spirit. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations” or from Spirit at www.sotb.com under the “Investor Relations” link. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to the Company at Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000; or by directing a request to Spirit at Spirit of Texas Bancshares, Inc., 1836 Spirit of Texas Way, Conroe, Texas 77301, Attention: Corporate Secretary, Email: jgoleman@sotb.com, Telephone: (936) 521-1836.

Participants in the Solicitation

The Company, Spirit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Spirit in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information about Spirit’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 9, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.